UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Envestnet, Inc.

File No. 333-165717 - CF#25165

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Envestnet, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 26, 2010, as amended.

Based on representations by Envestnet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 30, 2020
Exhibit 10.3	through April 30, 2020
Exhibit 10.4	through April 30, 2020
Exhibit 10.5	through April 30, 2015
Exhibit 10.6	through April 30, 2015
Exhibit 10.7	through April 30, 2015
Exhibit 10.8	through February 8, 2017
Exhibit 10.9	through February 8, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel